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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Health Management Associates, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

421933102

(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 421933102

1	Names of Reporting Persons. Greenlight Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 789,452 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 789,452 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 789,452 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.3%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 421933102

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 10,981,524 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 10,981,524 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,981,524 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.5%**
12	Type of Reporting Person (See Instructions) CO

**SEE ITEM 4(b).

CUSIP No. 421933102

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,424,661 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,424,661 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,424,661 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.4%**
12	Type of Reporting Person (See Instructions) PN

**SEE ITEM 4(b).

CUSIP No. 421933102

1	Names of Reporting Persons. DME Advisors GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,424,661 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,424,661 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,424,661 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.4%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 421933102

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 14,406,185 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 14,406,185 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,406,185 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.9%**
12	Type of Reporting Person (See Instructions) IN

**SEE ITEM 4(b).

CUSIP No. 421933102

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 (the “Amendment”) to the Schedule 13G relating to shares of common stock of Health Management Associates, Inc., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “SEC”) as an amendment to the Schedule 13G filed with the SEC on February 21, 2008. This Amendment is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors, L.P., a Delaware limited partnership (“Advisors”), DME Advisors GP, L.L.C., a Delaware limited liability company that serves as general partner to Advisors (“DME GP” and together with Greenlight LLC, Greenlight Inc. and Advisors, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).

This Amendment relates to shares of common stock, par value $0.01 per share, of the Issuer (the “Common Stock”) purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”) for which Greenlight Inc. acts as investment manager, and (iv) the managed account for which Advisors acts as investment manager.

This Amendment is being filed to amend and restate Item 4 as follows:

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the date of this filing, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of shares of Common Stock:

i)	Greenlight LLC may be deemed the beneficial owner of an aggregate of 789,452 shares of Common Stock held for the accounts of Greenlight Fund and Greenlight Qualified.

ii)	Greenlight Inc. may be deemed the beneficial owner of an aggregate of 10,981,524 shares of Common Stock held for the accounts of Greenlight Fund, Greenlight Qualified and Greenlight Offshore.

iii)	Advisors may be deemed the beneficial owner of 3,424,661 shares of Common Stock held for the managed account for which Advisors acts as investment manager.

iv)	DME GP may be deemed the beneficial owner of 3,424,661 shares of Common Stock held for the managed account for which Advisors acts as investment manager.

v)

Mr. Einhorn may be deemed the beneficial owner of 14,406,185 shares of Common Stock. This number consists of: (A) an aggregate of 789,452 shares of Common Stock held for the accounts of Greenlight Fund and Greenlight Qualified, (B) 10,192,072 shares of Common Stock held for the account of Greenlight Offshore, and (C) 3,424,661 shares of Common Stock held for the managed account for which Advisors acts as investment manager.

The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the

CUSIP No. 421933102

beneficial owner of any of the shares of Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore or the managed account for which Advisors acts as investment manager. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of their pecuniary interest in any shares of Common Stock, if applicable.

Item 4 (b)	Percent of Class:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The denominator for determining the percentage of shares of Common Stock held by each of the Reporting Persons was 244,028,517, which is the number of shares of Common Stock outstanding as of October 31, 2008, as reported in the Form 10-Q filed by the Issuer on November 7, 2008 with the Securities and Exchange Commission.

Item 4 (c)	Number of shares as to which each such person has voting and dispositive power:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

CUSIP No. 421933102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2009

Greenlight Capital, L.L.C.
By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

Greenlight Capital, Inc.
By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors, L.P.
By:	DME Advisors GP, L.L.C. its general partner
By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors GP, L.L.C.
By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/ DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

* The Joint Filing Agreement, executed by and among the Reporting Persons, filed with the Schedule 13G filed with the Securities and Exchange Commission on February 21, 2008 by the Reporting Persons with respect to the Issuer, is hereby incorporated by reference.

** The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.